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SEC FILE NUMBER
8- 14286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. GRAB (802)229-3097
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

NATIONAL LIFE BULIDING, 4TH FLOOR
ONE NATIONAL LIFE DRIVE (Address) MONTPELIER (City) VT (State) 05604 (Zip Code)

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FEB 24 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JOHN M. GRAB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES, INC., as of DECEMBER 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

SR. VICE PRESIDENT & CFO

Title

Notary Public

2.10.07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.
(A wholly-owned subsidiary of NL Capital Management, Inc.)
Index
December 31, 2004 and 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors
and Stockholder of Equity Services, Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations and changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. (a wholly-owned subsidiary of NL Capital Management, Inc.) and its subsidiary (the Company) at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2004) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 1, 2005

Equity Services, Inc.
(A wholly-owned subsidiary of NL Capital Management, Inc.)
Consolidated Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 4,651,191	$ 3,150,522
Restricted cash	11,610	1,500,000
Income taxes recoverable from Parent	15,563	-
Investment advisor fees receivable	1,690,353	1,081,220
Other receivables	862,029	2,029,962
Furniture and equipment, net of depreciation	42,159	226,437
Prepaid expenses and other assets	350,953	368,806
Deferred tax asset	77,840	52,500
Total assets	$ 7,701,698	$ 8,409,447
Liabilities		
Commissions payable	$ 2,861,493	$ 2,022,330
Income taxes payable to Parent	-	56,982
Accounts payable and accrued expenses	1,239,475	2,519,013
Total liabilities	4,100,968	4,598,325
Minority interest	329,973	279,184
Stockholder's equity		
Capital stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	16,045,111	16,045,111
Accumulated deficit	(12,971,362)	(12,710,181)
Total stockholder's equity	3,270,757	3,531,938
Total liabilities and stockholder's equity	$ 7,701,698	$ 8,409,447

The accompanying notes are an integral part of these consolidated financial statements.

Equity Services, Inc.

(A wholly-owned subsidiary of NL Capital Management, Inc.)

Consolidated Statements of Operations and Changes in Stockholder's Equity
Years Ended December 31, 2004 and 2003

	2004	2003
Revenue		
Commissions	$ 26,042,715	$ 20,258,427
Investment advisor fees	8,197,497	5,451,624
Service fees	5,682,209	4,826,882
Custodial fees	472,122	326,669
Investment income	10,364	8,347
Other income	93,921	68,572
Total revenue	40,498,828	30,940,521
Operating expenses		
Commissions	22,603,224	18,001,461
Investment advisor	7,523,158	4,918,235
Salaries	3,270,018	3,308,744
Other	6,718,729	5,585,463
Total operating expenses	40,115,129	31,813,903
Income (loss) before taxes and minority interest	383,699	(873,382)
Income tax benefit	(139,801)	(558,527)
Income (loss) before minority interest	523,500	(314,855)
Minority interest in earnings of consolidated affiliate	(784,681)	(585,075)
Net loss	(261,181)	(899,930)
Stockholder's equity, beginning of year	3,531,938	1,981,868
Contributed capital	-	2,450,000
Stockholder's equity, end of year	$ 3,270,757	$ 3,531,938

The accompanying notes are an integral part of these consolidated financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NL Capital Management, Inc.)
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net loss	$ (261,181)	$ (899,930)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Minority interest in earnings of consolidated affiliate	784,681	585,075
Depreciation	184,278	218,686
Deferred federal income tax provision	(25,340)	(52,500)
Changes in assets and liabilities		
Income taxes recoverable from Parent	(15,563)	-
Investment advisor fees receivable	(609,133)	(115,058)
Other receivables	1,167,933	(966,460)
Prepaid expenses and other assets	17,853	464
Commissions payable	839,163	214,456
Income taxes payable to Parent	(56,982)	(58,393)
Accounts payable and accrued expenses	(1,279,538)	1,200,464
Net cash provided by operating activities	746,171	126,804
Cash flows from investing activities		
Purchase of furniture and equipment	-	(39,084)
Change in restricted cash	1,488,390	(1,500,000)
Net cash provided by (used in) investing activities	1,488,390	(1,539,084)
Cash flows from financing activities		
Minority interest distribution to partners	(733,892)	(654,261)
Contributed capital	-	2,450,000
Net cash (used in) provided by financing activities	(733,892)	1,795,739
Net increase in cash and cash equivalents	1,500,669	383,459
Cash and cash equivalents		
Beginning of year	3,150,522	2,767,063
End of year	$ 4,651,191	$ 3,150,522
Supplemental disclosures of cash flow information		
Cash paid during the year for		
Taxes received	$ 41,916	$ 447,634

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Operations

Equity Services, Inc. (the Company), is a broker-dealer and a wholly-owned subsidiary of NL Capital Management, Inc. (NLCAP), which in turn is a wholly-owned subsidiary of National Life Insurance Company (National Life). The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the Funds), and from the sale of other mutual funds, direct placement programs, unit investment trusts and variable insurance contracts.

The Company also does business as ESI Financial Advisors, an investment advisor, and its income and expenses are reported as part of the results of Equity Services, Inc. Certain states require separate financial information for ESI Financial Advisors. For the years ended December 31, 2004 and December 31, 2003, ESI Financial Advisors had revenues of $8,197,497 and $5,451,624, respectively, and expenses of $7,523,158 and $4,918,235, respectively, included in these statements.

ESI Financial Advisors had assets under management of $1,029,566,613 and $696,207,663 at December 31, 2004 and 2003, respectively.

Sentinel Administrative Service Corporation (SAS Corp.) is a wholly-owned subsidiary of the Company. Effective March 1, 1993, SAS Corp. entered into a partnership agreement with Sentinel Management Company and Sigma American Corporation (Sigma), an affiliate of Provident Mutual Life Insurance Company. This partnership, Sentinel Administrative Service Company (SASC), provides transfer agent, investor relations, fund accounting and financial administration services exclusively to the Funds, for a service fee. This agreement was amended effective March 27, 1995 to reflect Penn Mutual Insurance Company's admission to the partnership. On June 28, 2002, NLCAP acquired all of the issued and outstanding capital stock of Sigma, thus acquiring Provident's partnership interest in Sentinel Administrative Services Company (SASC), a wholly-owned subsidiary of SAS Corp. Minority interests reflected in the consolidated financial statements consist of NLCAP's, Sentinel Management Company's and Penn Mutual Insurance Company's interest in SASC.

2. Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in the Sentinel U.S. Treasury Money Market Fund.

Furniture and Equipment
Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to five years.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a settlement date basis. Service fees, investment advisor fees and custodial fees are recognized as revenue when earned.

Income Tax
The Company and its consolidated subsidiary, SAS Corp., participate in the life/nonlife consolidated federal income tax return of National Life Holding Company and subsidiaries and file a consolidated state income tax return with National Life Holding Company. The amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company is reimbursed by National Life quarterly for net operating losses utilized by the consolidated group.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to “net capital" (as the terms are defined) of 15.0 to 1.0.

Aggregate indebtedness, net capital and the ratio of aggregate indebtedness to net capital at December 31, 2004, are as follows:

Aggregate indebtedness	$ 2,285,460
Net capital	$ 1,590,118
Ratio of aggregate indebtedness to net capital	1.44

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2004 and 2003 comprise:

	2004	2003
Furniture and equipment	$ 1,675,170	$ 1,675,170
Accumulated depreciation	(1,633,011)	(1,448,733)
Net furniture and equipment	$ 42,159	$ 226,437

Depreciation expense for the years ended December 31, 2004 and 2003 was $184,278 and $218,686, respectively.

5. Income Taxes

The Company's income tax benefit includes amounts for federal and state income taxes of $113,774 and $687 for 2004, respectively, and $474,623 and $31,404 for 2003, respectively. Income taxes recoverable from National Life Holding Company at December 31, 2004 were $15,563. At December 31, 2003, income taxes payable to National Life Holding Company were $56,982. Total federal taxes differ from amounts computed using the nominal federal income tax rate of 35 percent because of state taxes, nondeductible meals and entertainment expenses, and minority interest in earnings of consolidated affiliate.

The net deferred tax asset recorded on the statement of financial condition at December 31, 2004 and 2003 is related to the allowance for doubtful accounts. The deferred tax asset amounts to $77,840 and $52,500 at December 31, 2004 and 2003, respectively. The change in deferred tax asset during 2004 and 2003 is $25,340 and $52,500, respectively. There are no deferred tax liabilities recorded at December 31, 2004 and 2003.

In accordance with the Company's tax sharing agreement with National Life Holding Company, the Company is reimbursed for net operating loss carryforwards and tax credits utilized in the consolidated tax return. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets.

6. Related Party Transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds shares and variable annuity products sponsored by National Life were $7,891,612 and $6,163,128 for the years ended December 31, 2004 and 2003, respectively. Other receivables include $137,249 and $170,675 at December 31, 2004 and 2003, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from Sentinel Group Funds.

National Life provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services are determined by National Life's cost allocation system. Charges for costs allocated to the Company for the years ended December 31, 2004 and 2003 were $978,866 and $1,226,712, respectively. Accounts payable and accrued expenses include $435,645 and $503,947 at December 31, 2004 and 2003, respectively, for such

allocated costs. The Company is reimbursed for a portion of such allocated costs by affiliated companies, Sentinel Financial Services Company and Sentinel Management Company. Such reimbursements were $203,281 and $237,455 for the years ended December 31, 2004 and 2003, respectively, and were included in other expenses. Other receivables include $10,498 and $9,768, respectively, at December 31, 2004 and 2003 related to these reimbursements.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative and computer support charges by Sentinel Management Company. Such charges were $501,888 and $312,017 for the years ended December 31, 2004 and 2003, respectively. Accounts payable and accrued expenses include $39,743 and $22,002 at December 31, 2004 and 2003, respectively, related to these costs.

The Company's cash equivalents include $1,533,644 and $1,776,675 at December 31, 2004 and 2003, respectively, of the Sentinel U.S. Treasury Money Market Fund.

The Company has experienced losses from operations for twenty-three of the past twenty-five years and has an accumulated deficit of $12,971,362 at December 31, 2004. The Company has received sufficient equity contributions from its parent, NLCAP, to enable it to meet its contractual obligations as they become due. NLCAP has committed to continue such equity contributions as necessary.

No capital contributions were required in 2004. In 2003, the Company's parent, NLCAP, contributed capital of $2,450,000.

7. Regulatory Matters

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

On November 3, 2003, the Securities and Exchange Commission (SEC) and National Association of Securities Dealers (NASD) announced a series of actions in connection with overcharges to customers on their mutual fund purchases. The NASD directed several firms, including ESI, to complete a comprehensive review of Class A mutual fund purchases since the beginning of 2001 to determine if they delivered appropriate breakpoint discounts. Firms must refund to customers the amount of any sales load overcharge including accrued interest thereon. The NASD requires firms to take appropriate actions to segregate and protect the funds necessary to satisfy their refund liability.

During 2003, ESI recorded accounts payable and accrued expenses of $1,500,000 for estimated refunds due to customers and $975,000 of estimated receivables due from registered representatives for these sales load overcharges, net of a $150,000 allowance for uncollectible commissions. At December 31, 2004 accounts payable and accrued expenses include $11,610 for the balance due to customers, and other receivables include $182,179 for receivables due from registered representatives, net of a $222,399 allowance for uncollectible commissions. Restricted cash at December 31, 2004 and 2003 includes $11,610 and $1,500,000, respectively, for the benefit of customers to satisfy the breakpoint liability.

8. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

9. Summarized Information on Consolidated Subsidiary

The following is a summary of certain financial information of SAS Corp. consolidated in the accompanying financial statements at December 31, 2004 and 2003:

	2004	2003
Total assets	$ 3,076,468	$ 2,181,667
Stockholder's equity	$ 932,188	$ 480,273

The $932,188 of stockholder's equity is not included as capital in the computation of the Company's net capital, because the assets of the subsidiary are not readily available for the protection of the Company's customers, broker-dealers and other creditors, as permitted by rule 15c3-1.

Equity Services, Inc.
(A wholly-owned subsidiary of NL Capital Management, Inc.)
Schedule I – Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net capital		
Total consolidated stockholder's equity	$	3,270,757
Deduct stockholder's equity not allowable for net capital		932,188
Total stockholder's equity qualified for net capital		2,338,569
Deduct		
Other receivables		385,170
Furniture and equipment, net of accumulated depreciation		31,196
Prepaid expenses and other assets		281,151
		697,517
Net capital before haircuts on securities position and other deductions		1,641,052
Haircut on cash equivalents		(30,795)
Other deductions		(20,139)
Net capital	$	1,590,118
Aggregate indebtedness		
Commissions payable	$	1,928,901
Accounts payable - trade		356,559
Total aggregate indebtedness	$	2,285,460
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness of $2,285,460)	$	152,364
Excess net capital	$	1,437,754
Excess net capital at 1,000%	$	1,361,572
Ratio of aggregate indebtedness to net capital		1.44

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited amended Focus Report as of December 31, 2004, which are presented on a parent company only basis.

Equity Services, Inc.

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 - Broker/Dealer

December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Board of Directors
and Stockholder of Equity Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Equity Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(ii) under Rule 15c3-3, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 1, 2005